UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 001-35024

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA HEALTH SCIENCES 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) PLAN

FORM 11-K

For the Year Ended December 31, 2015

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2015 and 2014,  and the related statement of changes in assets available for benefits for the year ended December 31, 2015, and the related notes to financial statements.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of USANA Health Sciences 401(k) Plan as of December 31, 2015 and 2014 and the changes in assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 23, 2016

USANA HEALTH SCIENCES 401(k) PLAN

Statements of Assets Available for Benefits

	December 31,
	2014	2015

Investments, at fair value:
Mutual funds	$37,595,496	$38,416,791
USANA Health Sciences, Inc. Unitized Stock Fund	5,591,763	6,760,983
Collective investment fund	163,474	1,641,675

Total investments	43,350,733	46,819,449

Receivables:
Employer contributions	45,026	1,804
Notes receivable from participants	1,296,412	1,500,891

Total receivables	1,341,438	1,502,695

Assets available for benefits	$44,692,171	$48,322,144

The accompanying notes are an integral part of these statements.

USANA HEALTH SCIENCES 401(k) PLAN

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2015

Additions to (deductions from) assets attributable to:

Investment income:
Net depreciation in fair value of investments	$(279,075)
Interest and dividends	1,947,488

Total investment income	1,668,413

Interest on notes receivable from participants	56,734

Contributions:
Participants	3,110,157
Employer	1,459,715
Rollovers	484,640

Total contributions	5,054,512

Benefits paid to participants	(3,134,689)

Administrative expenses	(14,997)

Net increase in assets available for benefits	3,629,973

Assets available for benefits:
Beginning of the year	44,692,171

End of the year	$48,322,144

The accompanying notes are an integral part of this statement.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering substantially all United States non-union employees of USANA Health Sciences, Inc. (the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax) as well as Roth 401(k) deferrals (after-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $18,000 ($24,000 for participants age 50 or older) for the year ended December 31, 2015.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the safe harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s unitized stock fund.

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The allocation of investment gains or losses is based on a participant’s weighted-average account balance, as defined by the Plan.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any net investment income on those contributions.  The Company’s matching contributions fully vest at the end of two years of service.  The Company’s discretionary profit sharing contributions vest ratably over four years.

5.        Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum of three loans that in the aggregate are equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loans are secured by the balances in the participants’ accounts and bear interest at rates ranging from 4.25 percent to 5.0 percent, which rates were commensurate with prevailing rates at the time of loan origination.  Principal and interest are paid ratably through payroll deductions.  Loans are re-paid over five-year periods, unless the loans were used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2015, the Plan had outstanding loans to participants with maturities ranging from 2016 through 2045.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A — DESCRIPTION OF THE PLAN — CONTINUED

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan will automatically make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.

7.                        Forfeited accounts

Forfeited accounts related to the Company’s matching contributions may first be used to pay any administrative expenses and are then used to reduce any future employer matching contributions.  The table below provides a reconciliation of the balance of forfeited accounts from December 31, 2014 to December 31, 2015.

Balance as of December 31, 2014	$18,711
Forfeitures	31,500
Application of forfeitures	(18,711)
Earnings on forfeited account balance	(109)

Balance as of December 31, 2015	$31,391

8.                        Expenses

The Company, as the Plan Sponsor, pays substantially all administrative expenses of the Plan.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                          Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.                          Use of estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Those key estimates include determination of the fair value of investments.  Actual results may differ from estimates and assumptions made.

3.                          Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of mutual funds.  Units of the USANA Health Sciences, Inc. Unitized Stock Fund and collective investment fund are valued at net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

4.                          Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.  No allowances for credit losses have been recorded as of December 31, 2015 and 2014.  If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

5.                          Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2015, there were no distributions that had been requested but not paid.

6.                        Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).” As it relates to the Plan, ASU 2015-12 eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits. Additionally, the net appreciation or depreciation in investments, including fair value disclosures, for the period still will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The Plan early adopted ASU 2015-12 as of December 31, 2015, as permitted.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan early adopted ASU 2015-07 as of December 31, 2015, as permitted.

The adoption of ASU 2015-12 and ASU 2015-07 did not have a material impact on the Plan’s financial statements, but modified certain disclosures in the notes to financial statements.  Management believes the adoption of this guidance reduces unnecessary complexity in the financial statements and improves the usefulness of the information provided to users of these financial statements.

7.                        Reclassifications

Certain reclassifications have been made to the 2014 financial statement presentation to conform to the 2015 presentation.

NOTE C — FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C — FAIR VALUE MEASUREMENTS - CONTINUED

Investments in mutual funds are valued using Level 1 inputs.  In accordance with Subtopic 820-10, the USANA Health Sciences, Inc. Unitized Stock Fund and collective investment fund are measured using the net asset value per unit as a practical expedient and are therefore not classified in the fair value hierarchy.

The USANA Health Sciences, Inc. Unitized Stock Fund primarily includes Company common stock, the value of which is measured using net asset value per unit as a practical expedient.  As of December 31, 2015, $432,248 of this fund was cash held in an interest-bearing checking account.  The cash portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  Redemption frequency for this fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.

Shares of the collective investment fund are measured at the net asset value, which approximates fair value. Redemption frequency for this fund is immediate, this fund contains no unfunded commitments, and has no redemption restrictions.

NOTE D — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company held in a unitized stock fund, the balance of which was $6,760,983 as of December 31, 2015 ($5,591,763 as of December 31, 2014).  Transactions with respect to shares of the Company’s common stock held in the Unitized Stock fund qualify as party-in-interest transactions.  As of December 31, 2015 the USANA Health Sciences, Inc. Unitized Stock Fund held 49,540 shares of common stock of the Company (51,895 shares as of December 31, 2014), and $432,248 in cash ($267,855 as of December 31, 2014).  The closing price of the Company’s common stock on December 31, 2015 was $127.75 ($102.59 on December 31, 2014).

Notes receivable from participants totaling $1,500,891 as of December 31, 2015 ($1,296,412 as of December 31, 2014) are considered party-in-interest transactions.  Interest income pertaining to notes receivable from participants totaled $56,734 for 2015.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE F — TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued a favorable opinion letter covering the qualification of the Plan.  The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

US GAAP requires management to evaluate income tax positions taken by the Plan and to recognize an income tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by taxing authorities.  The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.  The Plan Administrators believe the Plan is no longer subject to income tax examinations for years prior to 2012.

USANA HEALTH SCIENCES 401(k) PLAN

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

( a )	( b ) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	( c ) DESCRIPTION OF INVESTMENT	SHARES, UNITS, OR LOANS	( e ) CURRENT VALUE

*	USANA Health Science, Inc. Unitized Stock Fund	Common Stock held in unitized fund $(432,248 cash)	53,583	$6,760,983

	Hartford Growth Opportunities	Mutual Fund	139,522	5,730,075
	American Funds Wash Mutual R6	Mutual Fund	135,351	5,144,046
	Vanguard 500 Index Admiral	Mutual Fund	19,129	3,599,934
	American Funds Am Balanced R6	Mutual Fund	132,499	3,254,975
	Henderson International Opportunities	Mutual Fund	121,028	3,157,949
	American Funds SmallCap World R6	Mutual Fund	68,360	3,019,531
	Prudential Total Return Bond	Mutual Fund	154,764	2,128,485
	American Funds 2050 Target Date R6	Mutual Fund	128,806	1,547,308
	American Funds New World R6	Mutual Fund	25,683	1,276,215
	American Funds 2040 Target Date R6	Mutual Fund	94,211	1,154,328
	American Funds 2045 Target Date R6	Mutual Fund	81,942	1,011,750
	American Funds 2025 Target Date R6	Mutual Fund	83,632	977,988
	American Funds 2030 Target Date R6	Mutual Fund	72,184	865,413
	American Funds 2035 Target Date R6	Mutual Fund	69,526	832,851
	Eagle Mid Cap Growth Fund	Mutual Fund	18,695	815,946
	Nuveen Real Estate Securities	Mutual Fund	35,032	799,896
	Lord Abbett Developing Growth	Mutual Fund	37,789	777,292
	American Funds 2055 Target Date R6	Mutual Fund	33,022	491,789
	Principal Diversified Real Asset	Mutual Fund	35,029	347,011
	American Funds 2020 Target Date R6	Mutual Fund	27,909	305,403
	Templeton Global Bond	Mutual Fund	23,126	260,220
	American Funds 2015 Target Date R6	Mutual Fund	25,040	257,936
	Vanguard Mid Cap Index	Mutual Fund	1,684	203,880
	Vanguard Small Cap Index	Mutual Fund	3,724	199,891
	Victory Established Value	Mutual Fund	5,832	177,128
	American Funds 2010 Target Date R6	Mutual Fund	5,423	52,673
	Vanguard Total International Stock Index	Mutual Fund	567	14,063
	Invesco Diversified Dividend	Mutual Fund	11	11,293
	American Funds 2060 Target Date R6	Mutual Fund	172	1,522
				38,416,791
*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 5.0%	273	1,500,891

	Wells Fargo Stable Return C	Collective Investment Fund	29,057	1,641,675

				$48,320,340

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401(k) Plan

Date:	June 23, 2016	/s/ Paul A. Jones
Paul A. Jones
Principal Financial and Accounting Officer Plan Sponsor